3155 East Patrick Lane, Suite 1

Las Vegas, Nevada

USA 89120

Webite: www.rvti.com

August 18, 2008

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:

Rival Technologies, Inc.  File No. 0-49900

December 31, 2007 Form 10-K

March 31, 2008 Form 10-Q

Dear Mr. O’Brien,

Rival Technologies, Inc. (the “Company”) requests an extension until September 3, 2008 to provide its response to your comment letter dated August 5, 2008.  The reason for the requested extension is that the Company received your letter via mail on August 13, 2008 and the Company will require additional time to obtain the necessary report from the former independent accounting firm and to prepare a complete response to your comments.

Since the Company received your letter after it filed its Form 10-Q for the period ended June 30, 2008, it will file an amendment to that Form 10-Q as soon as practicable that will include the December 31, 2007 year end data on the balance sheet as requested in your comment letter.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at telephone 435-674-1282 or fax 435-673-2127, should you have any questions or concerns regarding this request for an extension.

Sincerely yours,

/s/ Douglas B. Thomas

Douglas B. Thomas

President